1050 - 400 Burrard Street Vancouver, British Columbia, Canada V6C 3A6 Email: ir@integraresources.com

FOR IMMEDIATE RELEASE July 29, 2020	TSXV:ITR ; OTCQX: IRRZD www.integraresources.com

INTEGRA DRILLS HIGH GRADE GOLD AND SILVER AT FLORIDA MOUNTAIN, INTERSECTING 72.37 g/t Au OVER 1.52 m, 10.08 g/t Au and 1,233.77 g/t Ag OVER 3.60m (INCL. 34.40 g/t Au AND 4,075.40 g/t Ag OVER 0.88 m), AND 72.07 g/t Au OVER 1.52 m

  First four drill holes representing approximately 1,550 meters ("m") of the 7,000 m exploration drill program at Florida Mountain intersected significant high-grade gold and silver mineralization both within and outside of the existing NI 43-101 resource boundary.
  Florida Mountain exploration drilling highlight intercepts include:
    Drill Hole FME-20-076
      1.99 grams per tonne ("g/t") gold ("Au") and 24.17 g/t silver ("Ag") (2.30 g/t gold equivalent ("AuEq")) over 117.04 m
        Including 72.37 g/t Au and 82.00 g/t Ag (73.43 g/t AuEq) over 1.52 m
        Including 6.77 g/t Au and 68.62 g/t Ag (7.65 g/t AuEq) over 10.97 m
      10.08 g/t Au and 1,233.77 g/t Ag (25.96 g/t AuEq) over 3.60 m
        Including 34.40 g/t Au and 4,075.40 g/t Ag (86.85 g/t AuEq) over 0.88 m
      6.37 g/t Au and 1,459 g/t Ag (25.14 g/t AuEq) over 1.52 m
    Drill Hole FME-20-077
      1.63 g/t Au and 17.13 g/t Ag (1.85 g/t AuEq) over 113.69 m
        Including 72.07 g/t Au and 63.16 g/t Ag (72.88 g/t AuEq) over 1.52 m
  These drill results provide evidence that structurally-controlled high-grade veins exist below the current resource and that further drill definition could potentially be interpreted and modelled as high-grade mill feed in future economic studies.
  Two exploration drill rigs are currently drilling at Florida Mountain, with a third exploration drill rig expected to begin at the high-grade War Eagle target in early August.

Vancouver, British Columbia - Integra Resources Corp. ("Integra" or the "Company") (TSX-V:ITR; OTCQX:IRRZD) is pleased to announce the first set of drill results from the 2020 Florida Mountain drill program at the DeLamar Project, situated in Owyhee County in southwest Idaho.

George Salamis, President and CEO of Integra Resources commented, "We are excited to report that the exploration team has successfully intersected high grade gold and silver in each of the first four drill holes completed at Florida Mountain. These initial drill holes targeted down-dip extensions of high-grade, vertically plunging shoots and structural zones, interpreted from both modern and historical drill and production data. Several of the high-grade intercepts were obtained beneath the current NI 43-101 resource model, and while today's results highlight only the first four drill holes in the exploration program at Florida Mountain, they further underscore the potential for high grade gold-silver resources to exist outside of the resource, that could potentially be modelled as high-grade mill feed in future economic studies. We look forward to further exploring and defining geometries on the high-grade plunging shoots throughout the remaining 5,450 m of the drill program at Florida Mountain. While the exploration team maintains its focus on Florida Mountain, preparations are already underway for the ensuing phase of the exploration program to be conducted at War Eagle Mountain."

Florida Mountain Results

The following table highlights selected intercepts from the Florida Mountain drill holes announced today:

Drill Hole Number	From (m)	To (m)	Interval (m) (1)	g/t Au(3)	g/t Ag(3)	g/t AuEq(2)
FME-20-075 Incl: Incl: Incl:	0.00 20.73 66.35 89.31	114.85 22.25 69.49 95.40	114.85 1.52 3.14 6.09	0.59 0.09 3.33 2.70	52.68 389.67 133.05 208.74	1.27 5.10 5.04 5.39
FME-20-075	228.91	230.86	1.95	2.31	448.10	8.08
FME-20-076 Incl: Incl: Incl:	4.27 8.23 9.75 80.77	121.31 9.75 11.28 91.75	117.04 1.52 1.52 10.97	1.99 0.40 72.37 6.77	24.17 413.65 82.00 68.62	2.30 5.72 73.43 7.65
FME-20-076 Incl:	172.88 172.88	176.48 173.77	3.60 0.88	10.08 34.40	1,233.77 4,075.40	25.96 86.85
FME-20-076	285.90	287.43	1.52	6.37	1,459.09	25.14
FME-20-077 Incl:	4.88 6.40	118.57 7.93	113.69 1.52	1.63 72.07	17.13 63.16	1.85 72.88
FME-20-078 Incl:	1.52 99.37	109.42 100.89	107.90 1.52	0.46 9.47	9.21 3.38	0.58 9.51
FME-20-078	282.25	288.37	6.13	2.03	333.39	6.32

(1) Downhole thickness; true width varies depending on drill hole dip; most drill holes are aimed at intersecting the vein structures close to perpendicular therefore true widths are close to downhole widths (approximately 70% conversion ratio)

(2) Gold equivalent = g Au/t + (g Ag/t ÷ 77.70)

(3) Intervals reported are uncapped

To view an east facing long section of Florida Mountain with today's results, please click the following link:

https://www.integraresources.com/site/assets/files/2572/fm_long_section_-_july_292020_vuse.pdf

To view a plan map showing the orientation and long section width at Florida Mountain, please click the following link:

https://www.integraresources.com/site/assets/files/2572/long_section_plan_map_vuse.pdf

Over the course of the past year Integra's Exploration team has modeled and studied the 6 potentially high-grade vein structures that appear similar in size and orientation to the historically productive high-grade Trade Dollar - Black Jack vein system that was the focus of historic underground mining from the 1880's until World War 1. Based on historic workings, the Trade Dollar - Black Jack vein has a vertical extent of over 300 m and a strike length of over 1,500 m. The underground vein system at Florida Mountain is the focus of the current drill program and has produced the drill results released today.

The intercepts reported today consist of mineralization with wide-spread low-grade gold-silver values, crosscut and underlain by narrower high-grade, steeply dipping low-sulphidation quartz-adularia veins. Widespread intercepts from shallow oxide and transitional resource definition drilling conducted by Integra over the previous two years has confirmed potentially mineable widths and grades for these other high-grade structures.

As shown in the table of results above, the low grade "bulk-tonnage" disseminated gold-silver mineralization reported occurs mainly within the overlying felsic volcanic units but does also host a number of the high-grade intercepts. The lower granitic units are primarily host to high-grade gold-silver values focused on vein structures and structural zones, and low grade disseminated mineralization around these veins is usually absent, unlike in the overlying volcanics.

Geometrically, the veins occur in the form of plunging shoots over an altitude difference of approximately 300 m below the apex of Florida Mountain. Strike lengths of the individual shoots tend to be 100-200 m long and with widths of between 1 m and 8 m.

Drilling in the next several weeks will continue to focus on depth extensions of other plunging shoots that are known to exist on the gold-silver deposit, focusing more on the lower granite units where vein thicknesses are reported to be greater than within the overlying volcanics.

High Grade Gold-Silver Thesis to Potentially Augment Future Milling Scenario Highlighted in the PEA

As highlighted in the September 2019 PEA, future processing of gold and silver mineralization at DeLamar contemplates milling of Florida Mountain unoxidized mineralization through a 2,000 tonne per day mill scenario. The feed grade for this mineralization was estimated to be approximately 1 g/t AuEq and was to be concentrated through flotation before regrinding and leaching.

Given the recent discovery of high grades at both Florida Mountain and War Eagle Mountain and the prospects for increasing the resource on the multiple trends that extend past the margins, subject to future studies and drill results, it is possible that the contemplated 1 g/t AuEq unoxidized feed grade could be augmented by material of a much higher grade. The remainder of the 2020 Exploration Drill Program, along with future studies will be designed in part to continue to explore this option.

Next Phases of the 2020 Exploration Drill Program

In early August, a third exploration drill is scheduled to be mobilized to War Eagle Mountain, a target that has produced some of the highest grade assays to date on the entire DeLamar Project. The intent of the upcoming 5,000 m drill program at War Eagle will be to complete close-spaced drilling on mineralized shoots, tracing them to high-grade feeder veins in the basement granite where historic high-grade mining took place, and into areas where undrilled soil geochemical anomalies exist on extension. Following War Eagle, drilling is currently scheduled to then move to the Blacksheep Area that lies northwest of the DeLamar Deposit, where 3,000 m of exploration drilling is planned to test several significant soil geochemical and IP anomalies.

Sampling and QA/QC Procedure

Thorough QA/QC protocols are followed on the Project, including insertion of duplicate, blank and standard samples in the assay stream for all drill holes. The samples are submitted directly to American Assay Labs in Reno, Nevada for preparation and analysis. Analysis of gold is performed using fire assay method with atomic absorption (AA) finish on a 1 assay ton aliquot. Gold results over 5 g/t are re-run using a gravimetric finish. Silver analysis is performed using ICP for results up to 100 g/t on a 5 acid digestion, with a fire assay, gravimetric finish for results over 100 g/t silver.

Qualified Person

The scientific and technical information contained in this news release has been reviewed and approved by E. Max Baker PhD. (FAusIMM), Integra's Vice President Exploration, of Reno, Nevada, and is a "Qualified Person" ("QP") as defined in National Instrument 43- 101 - Standards of Disclosure for Mineral Projects.

About Integra Resources

Integra is a development-stage mining company focused on the exploration and de-risking of the past producing DeLamar Gold-Silver Project in Idaho, USA. Integra is led by the management team from Integra Gold Corp. which successfully grew, developed and sold the Lamaque Project, in Quebec, for C$600 M in 2017. Since acquiring the DeLamar Project, which includes the adjacent DeLamar and Florida Mountain gold and silver Deposits, in late 2017, the Company has demonstrated significant resource growth and conversion while providing a robust economic study in its maiden Preliminary Economic Assessment. The Company is currently focused on resource growth through brownfield and greenfield exploration and the start of pre-feasibility level studies designed to advance the DeLamar Project towards a potential construction decision. For additional information, please reference the "Technical Report and Preliminary Economic Assessment for the DeLamar and Florida Mountain Gold - Silver Project, Owyhee County, Idaho, USA (October 22, 2019)."

ON BEHALF OF THE BOARD OF DIRECTORS

George Salamis
President, CEO and Director

CONTACT INFORMATION

Corporate Inquiries: ir@integraresources.com
Company website: www.integraresources.com
Office phone: 1 (604) 416-0576

Forward looking and other cautionary statements

This news release contains "forward-looking information" and "forward-looking statements" (collectively, "forward-looking statements") within the meaning of the applicable Canadian securities legislation. All statements, other than statements of historical fact, are forward-looking statements and are based on expectations, estimates and projections as at the date of this news release. Any statement that involves discussion with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions, future events or performance (often, but not always using phrases such as "plans", "expects", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates", or "believes" or variations (including negative variations) of such words and phrases, or state that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved) are not statements of historical fact and may be forward-looking statements. . In this news release, forward-looking statements relate, among other things, to: statements about the estimation of mineral resources; magnitude or quality of mineral deposits; anticipated advancement of mineral properties or programs; future operations; future exploration prospects; the completion and timing of mineral resource estimates and PEA; future growth potential of Integra; and future development plans.

These forward-looking statements, and any assumptions upon which they are based, are made in good faith and reflect our current judgment regarding the direction of our business. Management believes that these assumptions are reasonable. Forward-looking information involves known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by the forward-looking information. Such factors include, among others: risks related to the speculative nature of the Company's business; the Company's formative stage of development; the Company's financial position; possible variations in mineralization, grade or recovery rates; actual results of current exploration activities; actual results of reclamation activities; conclusions of future economic evaluations; business integration risks; fluctuations in general macroeconomic conditions; fluctuations in securities markets; fluctuations in spot and forward prices of gold, silver, base metals or certain other commodities; fluctuations in currency markets (such as the Canadian dollar to United States dollar exchange rate); change in national and local government, legislation, taxation, controls regulations and political or economic developments; risks and hazards associated with the business of mineral exploration, development and mining (including environmental hazards, industrial accidents, unusual or unexpected formation pressures, cave-ins and flooding); inability to obtain adequate insurance to cover risks and hazards; the presence of laws and regulations that may impose restrictions on mining; employee relations; relationships with and claims by local communities and indigenous populations; availability of increasing costs associated with mining inputs and labour; the speculative nature of mineral exploration and development (including the risks of obtaining necessary licenses, permits and approvals from government authorities); and title to properties. Although the forward-looking statements contained in this news release are based upon what management of Integra believes, or believed at the time, to be reasonable assumptions, Integra cannot assure its shareholders that actual results will be consistent with such forward-looking statements, as there may be other factors that cause results not to be anticipated, estimated or intended.

Forward-looking statements contained herein are made as of the date of this news release and the Company disclaims any obligation to update any forward-looking statements, whether as a result of new information, future events or results, except as may be required by applicable securities laws. There can be no assurance that forward-looking information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking information.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.